

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4546

DIVISION OF
CORPORATION FINANCE

May 11, 2010

Mr. Jonathon Martin
Chief Executive Officer
Auto Search Cars, Inc.
164 Eleven Levels Road
Ridgefield, CT 06877

> Auto Search Cars, Inc.
> Registration Statement on Form S-4
> File No. 333-164879

Dear. Mr. Martin:

On May 7, 2010, you requested that we extend the relief provided in our May 3, 2010 letter, which responds to your request in response 39 of your letter dated April 27, 2010, to Auto Search Cars, Inc. subsequent Exchange Act and Securities Act filings. You have represented that Auto Search will legally acquire Curaxis Pharmaceutical Corporation in a transaction that will be accounted for as a reverse acquisition and recapitalization of Curaxis.

This letter will confirm that we will extend the relief provided in our May 3, 2010 letter to Auto Search Cars, Inc. subsequent Exchange Act and Securities Act filings. Specifically, we will not object if you label as unaudited both amounts for periods prior to January 1, 2006 on Curaxis Inc.'s statement of changes in stockholders' equity and cumulative amounts since inception on Curaxis's statements of operations and cash flows. In accordance with this relief, amounts presented in Curaxis's statement of stockholders' equity for the period beginning January 1, 2006 and ending as of the most recent fiscal year-end balance sheet should be subject to audit by Curaxis's independent auditor as part of that auditor's audit of Curaxis's annual financial statements.

The position described above is based solely on the information included in response 39 of your April 27, 2010 letter. In reaching this position, we have not evaluated, nor have you requested us to evaluate, your proposed accounting treatment for Auto Search's legal acquisition of Curaxis. New or different facts could warrant a different conclusion. If you have any question about this letter, please call me at 202.551.3516.

Sincerely,

Todd E. Hardiman
Associate Chief Accountant